SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, pursuant to article 12 of CVM Instruction 358/2002, as amended and currently in force, received, on this date, correspondence from BNY MELLON FINANCIAL SERVICES informing that the investments funds and/or Portfolios (“Funds”) managed by BNY MELLON FINANCIAL SERVICES SECURITIES AND SECURITIES DISTRIBUTOR S.A., carried out operations characterized as relevant negotiations, as follows:

(i) Jointly acquired preferred shares issued by the Company, and on October 17, 2019, the Funds held approximately 14,700,000 (fourteen million seven hundred) preferred shares of the Company. Accordingly, the Fund’s interest in the Company represented, on October 17, 2019, approximately 5.54% of the preferred shares issued by the Company.

(ii) Subsequently, jointly sold preferred shares issued by the Company, and on October 21, 2019, the Funds held approximately 13,000,000 (thirteen million) preferred shares of the Company. Therefore, the participation of the Funds in the Company currently represents approximately 4.898% of the preferred shares issued by the Company.

In this correspondence, it was informed that there is no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company of which it is a member.

In addition, it informs that it does not hold subscription warrants, share subscription rights, stock options and convertible debentures issued by the Company.

The full correspondence received by the Company is attached in this Market Announcement.

Rio de Janeiro, October 28, 2019.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Rio de Janeiro, October 28, 2019

To

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

Setor Comercial Norte, Quadra 06, Conjunto A,

Bloco“A”, 6º andar, parte, Ed. Venâncio 3000, Asa Norte

CEP 70716-900– Brasília – DF

Free Translation

 To: Sra. Elvira Baracuhy Cavalcanti Presta, CFO and IRO

Dear Sirs,

Pursuant to CVM Instruction 358/2002, request you the disclosure, through the IPE System, of the following Market Announcement:

MARKET ANNOUNCEMENT

Investment Funds and/or Portfolios (“FUNDS”), managed by GENIAL GESTAO DE PATRIMONIO LTDA., Registered with CNPJ/MF under 27.946.859/0001-44 and managed by BNY MELLON SERVIÇOS FINANCEIROS DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., pursuant to CVM Instruction No. 358/2002, hereby announce that in trading on the São Paulo Stock Exchange - BOVESPA over the past few weeks:

(i) Jointly acquired preferred shares issued by CENTRAIS ELECTRICAS BRASILEIRAS S/A (“Company”), and on October 17, 2019, the FUND(s) held approximately 14,700,000 (fourteen million seven hundred thousand) preferred shares of the Company. Accordingly, the holding of the FUNDS in the Company represented, on October 17, 2019, approximately 5.54% of the preferred shares issued by the Company.

(ii) Subsequently jointly sold preferred shares issued by the Company, and on October 21, 2019, the FUND(s) held approximately 13,000,000 (thirteen million) Company's preferred shares. Therefore, the participation of the FUNDS in the Company currently represents approximately 4.898% of the preferred shares issued by the Company.

It is worth noting that the fluctuation in the number of shares held by FUNDS was due to operations carried out with options, and not as a result of the acquisition of shares in cash.

Finally, it is noteworthy that the acquisition of said shares was for the sole purpose of investment, and there is no interest in changing the composition of the Company's control or administrative structure, as well as communicating (i) not having subscription warrants, subscription rights shares, stock options and debentures convertible into shares issued by the Company; and (ii) have not entered into an agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.